EXHIBIT 99.1

Endeavour Silver Files Amended Pitarrilla Technical Report

VANCOUVER, British Columbia, March 29, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces that it has filed an amended technical report titled “Mineral Resource Estimate for the Pitarrilla AG-PB-ZN Project, Durango State, Mexico” dated March 15, 2023, with an effective date of October 6, 2022 in respect of the Company’s Pitarrilla project (the “Amended Pitarrilla Technical Report”). The Amended Pitarrilla Technical Report addresses comments raised by the British Columbia Securities Commission (“BCSC”) in the course of a pre-filing review conducted by the BCSC at the Company’s request.

The Amended Pitarrilla Technical Report amends the technical report titled “Mineral Resource Estimate for the Pitarrilla AG-PB-ZN Project, Durango State, Mexico” dated November 21, 2022 and effective October 6, 2022 (the “Original Pitarrilla Technical Report”) and contains no material differences to the Original Pitarrilla Technical Report filed on December 8, 2022.

A copy of the Amended Pitarrilla Technical Report is available on SEDAR (www.sedar.com) and the Company’s website (www.edrsilver.com), and is prepared in accordance with National Instrument 43-101 Standards for Disclosure for Mineral Projects.

Mr. Dale Mah, P. Geo, Vice President, Corporate Development of Endeavour, is the qualified person who has reviewed and approved the contents of this release.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

For Further Information, Please Contact:

Galina Meleger, Vice President, Investor Relations
Tel: 604-640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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